INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY THE
SEC UNDER FORM N-SAR


Board of Directors
Engex, Inc.


In planning and performing our audit of the financial statements of Engex, Inc. (the "Fund") for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use, or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Engex, Inc. for the year ended September 30, 2003, and this report does not affect our report thereon dated October 30, 2003.

During the period October 1, 2002 to May 16, 2003, the Fund's weekly net asset values included the deferred tax benefit of the net unrealized loss inherent in the Fund's investment portfolio. This differs from the accounting treatment used at September 30, 2002 when the deferred tax benefit was fully offset by a valuation allowance. As a result, the weekly net asset values and management fees during the period October 1, 2002 to May 16, 2003 were overstated. From May 23, 2003 to September 30, 2003, due to an increase in market value of certain investments, the Fund's investment portfolio included a net unrealized gain.

Management of the Fund has taken corrective action by instituting a second level of review of the weekly computation of the Fund's net asset value. This review will be performed by the Fund's secretary, who is experienced in accounting procedures, to ensure that the appropriate accounting treatment is consistently applied and that it is accurate.

This report is intended solely for the information and use of management, the Board of Directors of Engex, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
October 30, 2003